SAN ANTONIO VENTURES INC.

3750 West 49th Avenue

Vancouver, BC V6N 3T8

NEWS RELEASE

SAN ANTONIO ANNOUNCES SEC FORM 20-F FILING

Vancouver, BC – February 17, 2014 – San Antonio Ventures Inc. (TSX-V: SAN) (the “Company”) is pleased to announce that the Company applied for a Securities Exchange Commission SEC Form 20F in November 2013 and subsequently received confirmation that the filing has been approved on February the 5th by the SEC.

The advantage of obtaining a SEC 20F is that it is vital for attracting US funding and market activity if the Company pursues advanced domestic or international projects.

In addition, the 20F designation will facilitate the process of graduating to the NYSE MKT LLC (formerly AMEX) which will become very important when the Company want to attract institutional participation in financing and market activity.

The recently completed and accepted SEC filing will add significant value to the Company.

SAN ANTONIO VENTURES INC.

Per:

“Chris Dyakowski”

Chris Dyakowski

President & Chief Executive Officer

For further information contact: Chris Dyakowski at 604.250.2844 or by e-mail at dyakowski@telus.net

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.